EXHIBIT 99.1
GLAMIS GOLD LTD.
5190 Neil Road, Suite 310
Reno, NV 89502
Phone (775) 827-4600 Fax (775) 827-6992
February 23, 2006
Western Silver Corp.
Suite 2050 — 1111 West Georgia Street
Vancouver, B.C. V6E 4M3

Attention:	F. Dale Corman Chairman of the Board & CEO
Dear Sirs:
The purpose of this Letter Agreement is to set out the offer of Glamis Gold Ltd. (“Glamis”) to acquire all of the issued and outstanding common shares of Western Silver Corp. (“Western”) or otherwise combine with Western with the same effect through a statutory plan of arrangement (the “Arrangement”). All dollar amounts referred to herein are to Canadian dollars unless otherwise noted.
1. We understand that:
(a) As at January 31, 2006, Western had 48,600,581 common shares issued and outstanding (which, together with any other common shares that may be issued before the completion of the Arrangement, are referred to herein as the “Shares” and each as a “Share”);
(b) As at January 31, 2006, Western had 2,659,000 common shares reserved for issuance as director and employee share purchase options (the “Western Share Rights”) at prices between $1.00 and $10.25 per share, and there are no other classes of shares or other securities outstanding and no options, warrants, rights, arrangements or undertakings obligating Western to deliver, issue or sell additional shares of capital stock, options or other voting securities in Western;
(c) As at January 31, 2006, Western did not have any outstanding bonds, debentures, notes or other debt, other than ordinary trade creditors;
(d) As at December 31, 2005, Western had positive working capital of approximately $54.0 million;

(e) Western’s corporate structure and share holdings in its subsidiaries and other corporations in which Western has an interest are as depicted on the chart attached hereto as Schedule W-A (such subsidiaries and other corporations which are controlled by Western are referred to herein as the “Subsidiaries” and each is a “Subsidiary”);
(f) Save and except as described in Schedule W-B, Western and the Subsidiaries own those interests, rights and obligations with respect to material mineral properties and other assets as are described in Western’s Annual Information Form, dated December 22, 2005;
(g) Western’s December 31, 2005 unaudited consolidated financial statements (the “Western Financial Statements”) were prepared in accordance with generally accepted Canadian accounting principles consistently applied and fairly represent, in all material respects, the status and affairs of Western on a consolidated basis as at the date of such statements and, since December 31, 2005, Western and the Subsidiaries have carried on their respective businesses in the ordinary and usual course and there has been no change in the business, financial condition, properties or affairs of Western, on a consolidated basis, that has had, or could be reasonably expected to have, a material adverse effect on the business and affairs of Western, on a consolidated basis, save and except as described in Schedule W-C;
(h) Western has filed all required reports, statements, forms and other documents required to be filed by it in accordance with applicable corporate and securities laws and no such filing contains any untrue statement of a material fact or omits any material fact required to be stated therein or necessary to make the statements therein not misleading;
(i) With respect to any mineral or other properties which Western or the Subsidiaries owns or controls, Western or the Subsidiary holds good and marketable title to all such properties free and clear of any claims, liens, encumbrances, royalties or other rights of any third party, and neither Western nor the Subsidiaries are contractually liable for any cash payments, the issuance of Shares or other consideration, save and except as described in the Western Financial Statements;
(j) Save and except as described in Schedule W-D, Western and the Subsidiaries have no employment, management or consultant contracts, or any other formal or informal arrangements, nor do they have any policies in force applicable to any employees, that contain the requirement to make lump-sum cash payments or pay other consideration upon the occurrence of a change of control of Western or upon the termination of the employment, contract or arrangement;
(k) Save and except as described in the Western Financial Statements or as previously disclosed to Glamis in writing, Western is unaware of any judicial or administrative actions, suits, proceedings or investigations pending or threatened against Western or any of the Subsidiaries, which might result in any material adverse change in the condition (financial or otherwise), properties, assets, business or operations of Western or any of the Subsidiaries and is unaware of any basis existing for any such action, suit, proceeding or investigation; and

(l) Western and the Subsidiaries hold all permits, licences and approvals required for the operation of their business as is now being and has previously been conducted, and the business of Western and the Subsidiaries is not being and has not been conducted in violation of any law, ordinance, regulation, decree, order, permit or license, except for violations which, individually and in the aggregate, would not have a material adverse effect on the business or properties of Western and the Subsidiaries.
2. Western understands that:
(a) As at January 31, 2006, Glamis had 131,927,777 common shares issued and outstanding;
(b) As at January 31, 2006, Glamis had 2,452,153 common shares subject to share purchase options at prices ranging from $5.60 to $25.25 per share pursuant to its Incentive Share Purchase Option Plan, and with the exception of these options and warrants, there are no other classes of shares or other securities outstanding and no options, warrants, rights, arrangements or undertakings obligating Glamis to deliver, issue or sell additional shares of capital stock or other voting securities in Glamis;
(c) As at December 31, 2005, Glamis had positive working capital of approximately US$36.7 million;
(d) Glamis’ corporate structure and share holdings in its subsidiaries and other corporations in which Glamis has an interest are as depicted on the chart attached hereto as Schedule G-A (such subsidiaries and other corporations in which Glamis has an interest are referred to herein as the “Glamis Subsidiaries”);
(e) Save and except as described in Schedule G-B, Glamis and the Glamis Subsidiaries have those interests, rights and obligations with respect to material mineral properties and other assets as are described in Glamis’ December 31, 2005 audited consolidated financial statements (the “Glamis Financial Statements”);
(f) The Glamis Financial Statements were prepared in accordance with generally accepted Canadian accounting principles consistently applied and fairly represent, in all material respects, the status and affairs of Glamis on a consolidated basis as at the date of such statements and, since December 31, 2005, Glamis and the Glamis Subsidiaries have carried on their respective businesses in the ordinary and usual course and there has been no change in the business, financial condition, properties or affairs of Glamis, on a consolidated basis, that has had, or could be reasonably expected to have, a material adverse effect on the business and affairs of Glamis, on a consolidated basis, save and except as described in Schedule G-C;
(g) Glamis has filed all required reports, statements, forms and other documents required to be filed by it in accordance with applicable corporate and securities laws and no such filing contains any untrue statement of a material fact or omits any material fact required to be stated therein or necessary to make the statements therein not misleading;

(h) With respect to any material mineral or other properties which Glamis or the Glamis Subsidiaries owns or controls, Glamis or the Glamis Subsidiary holds title to all such properties free and clear of any claims, liens, encumbrances, royalties or other rights of any third party, and neither Glamis nor the Glamis Subsidiaries are contractually liable for any material cash payments or the issuance of Glamis Shares, save and except as described in the Glamis Financial Statements;
(i) Glamis is unaware of any judicial or administrative actions, suits, proceedings or investigations pending or threatened against Glamis or any of the Glamis Subsidiaries, which might result in any adverse material change in the condition (financial or otherwise), properties, assets, business or operations of Glamis or any of the Glamis Subsidiaries and is unaware of any basis existing for any such action, suit, proceeding or investigation, save and except as described in the Glamis Financial Statements; and
(j) Glamis and the Glamis Subsidiaries hold all permits, licences and approvals required for the operation of their business as is now being and has previously been conducted, and the business of Glamis and the Glamis Subsidiaries is not being and has not been conducted in violation of any law, ordinance, regulation, decree, order, permit or license, except for violations which, individually and in the aggregate, would not have a material adverse effect on the business or material properties of Glamis and the Glamis Subsidiaries.
3. Based upon the information in sections 1 and 2, which is to be treated as representations and warranties given by Western and Glamis to each other as at the date of Western’s acceptance of the terms hereof, and subject to the Glamis Closing Conditions and the Western Closing Conditions (as each is hereinafter defined) and the other terms and conditions contained herein, Glamis hereby offers (the “Offer”) to acquire all of the issued Shares as at the time of closing in consideration for common shares of Glamis (“Glamis Shares”). The Offer will be made through an Arrangement under the Business Corporations Act (British Columbia) (the “Act”) among Glamis, Western, the holders of the Shares and, for the purpose of completing the Arrangement, a newly-incorporated or existing wholly-owned subsidiary of Western (“Newco”). Under the Arrangement, subject to section 4,
(a) each Share will, through a series of steps that reorganize the capital of Western, be exchanged for
(i) 0.688 of a Glamis Share, such that after the Arrangement is completed Glamis will be the sole shareholder of Western, and
(ii) 1 common share of Newco;
(b) each Western Share Right will be exercisable to receive
(i) 0.688 of a Glamis Share at an exercise price per whole Glamis Share equal to the exercise price under the Western Option, less $0.88, divided by 0.688, and

(ii) an option to purchase one common share of Newco at an exercise price per Newco share of $0.88, such option having the same terms and conditions, with the necessary changes, as set out in the Western Share Right so exchanged or such other terms as may be agreed upon by the holder of the option and Newco;
(b) Western will transfer to Newco all of Western’s right, title and interest in and to those properties and assets described in Schedule W-E hereto, along with $38.76 million, with such cash amount subject to adjustment as follows:
(i) the amount of cash will be reduced by any excess costs incurred by Western over the amount described as “Western Costs” in the budget set forth in Schedule W-F unless those costs are approved by Glamis before they are incurred,
(ii) the amount of cash will be increased by the amount of costs incurred by Western under the amount described as “Western Costs” in the budget set forth in Schedule W-F, so long as Western has met its obligations under paragraph 10(a) below,
(iii) in the event excess costs are incurred by Western due to the time of completion of the Arrangement being later than May 31, 2006, the amount of cash transferred to Newco will be reduced as set forth in (i) above unless the cause of delay in completion is due to the action or inaction of Glamis or is beyond the reasonable control of Western, and
(iv) the amount of cash will be increased by $0.88 for each Western stock option that is exercised and for which payment is received by Western prior to completion of the Arrangement; and
(c) at the time of completion of the Arrangement, Glamis will pay to Western that amount of cash necessary to allow Western to transfer $38.76 million, subject to adjustment as provided in (c)(i), (ii), (iii) and (iv) above, to Newco.
The details of the steps to complete the Arrangement, including the sequence in which the steps will occur, will be set out in a plan of arrangement that will form part of the Arrangement Agreement (as defined below). Glamis and Western will cooperate and take such reasonable steps as may be required to make the transactions contemplated by the Arrangement as tax efficient as possible.
4. The Arrangement will be submitted to the shareholders of Western for consideration and approval at a special meeting (the “Meeting”) to be convened by Western as soon as possible after its acceptance of this Offer. The shareholders of Western will be granted a right of dissent under the Arrangement on terms similar to those that would be granted under the Act if the transaction were to be carried out through an amalgamation of Glamis and Western under the Act, or as otherwise permitted pursuant to rulings of the Supreme Court of British Columbia.

5. No fractional Glamis Shares will be issued under the Arrangement, but rather shareholders entitled to a fractional Glamis Share will receive cash in lieu thereof based on a whole Glamis Share being valued at the market price of a Glamis Share as of the effective date of this Agreement.
6. Upon completion of the Arrangement:
(a) Western will be a wholly-owned subsidiary of Glamis and will cease to be a public company;
(b) the Subsidiaries (other than Newco) will remain as subsidiaries and related corporations of Western;
(c) the officers and directors of Western will be comprised of nominees of Glamis and Western’s nominees who are directors or officers of the Subsidiaries will, at the election of Glamis, become nominees of Glamis;
(d) the size of the Glamis board of directors will be increased to seven and Dale F. Corman will be appointed to the board of directors of Glamis;
(e) Glamis and Newco will enter into a non-competition agreement with a term of two years, providing for Newco not to acquire mineral properties or otherwise compete with Glamis for mineral exploration or development opportunities in the state of Zacatecas, Mexico, or within an area extending 20 kilometers in all directions from the exterior boundary of all other properties owned or controlled by Western, or in which Western holds any legal interest in Mexico at the time of completion of the Arrangement;
(f) each officer and senior manager of Western who does not become an employee of Glamis following completion of the Arrangement will enter into a non-competition agreement with a term of two years, providing that he/she will not acquire mineral properties or otherwise compete with Glamis for mineral exploration or development opportunities in the State of Zacatecas, Mexico, provided, however that this restriction will not apply to the Nieves Project owned or controlled by Quaterra Resources Inc. and an area extending 20 kilometers in all directions from the exterior boundaries of this project;
(g) Glamis and Newco will enter into an agreement providing to Newco a “right of first offer” on the sale for cash consideration or the abandonment of Glamis’ entire interest in any properties, or individual concessions within a property, owned or controlled by Western, or in which Western holds any legal interest in Mexico at the time of completion of the Arrangement; the right of first offer will require Glamis to notify Newco of its intent to sell for cash consideration or abandon a property, or individual concessions within a property, and to allow a reasonable period for the parties to negotiate a mutually acceptable transaction, but will not provide Newco with a right of first refusal on any transaction that Glamis may subsequently negotiate with a third party; and

(h) Newco will grant to Glamis a warrant to acquire 5% of the fully-diluted shares of Newco for a period of two years following completion of the Arrangement at a price of $3.50 per share; with the warrant being non-transferable, subject to a voting trust in favour of Newco and containing “orderly sale” conditions including not less than 30 days’ prior notification to Newco of intent to sell with an opportunity to place the shares to be sold.
7. Glamis’ obligation to complete the Arrangement described herein will be subject to the following conditions (the “Glamis Closing Conditions”):
(a) execution of an arrangement agreement and plan of arrangement (collectively the “Arrangement Agreement”) on substantially the same terms described herein, together with such other terms as are customary in a transaction of this nature;
(b) receipt by Glamis of all required regulatory approvals;
(c) Glamis being satisfied acting reasonably that no material adverse change in the condition, business, properties or financial affairs of Western or the Subsidiaries (other than those listed in Schedule W-E), on a consolidated basis, has occurred from the date of the Western Financial Statements to the date of completion of the Arrangement;
(d) there will be no material change in the representations and warranties of Western set forth in this Letter Agreement that are included in the Arrangement Agreement;
(e) all of the representations and warranties of Western set forth in the Arrangement Agreement will be true and correct in all material respects as at the date made and as at the date of completion of the Arrangement;
(f) holders of less than 1% of the Shares exercising their right of dissent under the Arrangement;
(g) all of the obligations and requirements described in section 10 will have been met and complied with; and
(h) as soon as reasonably possible after the execution hereof, but in any event before the record date for the Meeting, the directors and officers of the Western and their affiliates will have entered into Voting and Standstill Agreements substantially in the form of Schedule G-D.
The Glamis Closing Conditions are for the exclusive benefit of Glamis and may be waived in whole or in part by it at any time.
8. Western’s obligation to complete the Arrangement will be subject to the following conditions (the “Western Closing Conditions”):
(a) execution of the Arrangement Agreement on substantially the same terms described herein, together with such other terms as are customary in a transaction of this nature;

(b) receipt by Western of all required shareholder, court and regulatory approvals;
(c) Western being satisfied acting reasonably that no material adverse change in the condition, business, properties or financial affairs of Glamis, on a consolidated basis, has occurred from the date of the Glamis Financial Statements to the date of the closing of the Arrangement;
(d) there will be no material change in the representations and warranties of Glamis set forth in this Letter Agreement that are included in the Arrangement Agreement;
(e) all of the representations and warranties of Glamis which are set forth in the Arrangement Agreement will be true and correct in all material respects as at the date made and as at the date of completion of the Arrangement; and
(f) all of the obligations and requirements described in section 11 will have been met and complied with.
The Western Closing Conditions are for the exclusive benefit of Western and may be waived in whole or in part by it at any time.
9. The Arrangement Agreement will contain representations and warranties by Glamis and Western, each on a consolidated basis, with respect to its mineral interests, corporate affairs and financial status as provided herein, together with such other terms and conditions, as are usual in an arrangement agreement and as recommended by the respective legal counsel of Glamis and Western acting reasonably.
10. From the date of acceptance of this Offer by Western, Western will:
(a) continue to carry on the business and affairs of Western and the Subsidiaries in the usual and normal course, take all action and make all expenditures necessary to maintain all of the properties and assets owned and controlled by Western and the Subsidiaries in good standing and not (i) enter into any material transactions, commitments or expenditures or (ii) undertake activities or incur expenses except as set out in the budget attached as Schedule W-F without the prior written approval of Glamis;
(b) fully cooperate with and allow Glamis to mutually direct and control all activities with respect to the exploration, development and maintenance of Western’s properties, including without limitation those items set forth in Schedule W-F;
(c) except for common shares issued upon the exercise of options granted before the date hereof, not issue or agree to issue any common shares or other securities of Western, whether by option or otherwise, without the prior written approval of Glamis;
(d) subject to the terms of a Confidentiality Agreement dated December 21, 2005 between Glamis and Western (the “Confidentiality Agreement”), permit Glamis’ officers, directors, employees, consultants and advisors, at all reasonable times, access to the properties owned, controlled or operated by Western or the Subsidiaries and to the books, records, reports, data and all other information relevant to the business, properties and affairs of Western and the Subsidiaries, including drill core and other samples and all reports, correspondence and other information provided by all of Western’s consultants;
(e) publicly support the Arrangement and recommend to the holders of the Shares that they vote in favour of the Arrangement at the Meeting;
(f) act expeditiously and in good faith,
(i) in finalizing and executing the Arrangement Agreement,
(ii) in convening the Meeting,
(iii) in finalizing an information circular for the Meeting in form satisfactory to both Western and Glamis,
(iv) in finalizing material for applications to the British Columbia Supreme Court in respect of the Arrangement in form satisfactory to both Western and Glamis,
(v) in soliciting shareholder approval and seeking applicable regulatory approvals for the Arrangement, and
(vi) in completing the Arrangement;
(g) notwithstanding the terms of the Confidentiality Agreement, permit Glamis’ officers, directors, employees, consultants and advisors to solicit acceptance of the Arrangement from the shareholders of Western in accordance with applicable law;
(h) immediately cease and terminate, and cause its representatives to immediately cease and terminate any solicitation, encouragement, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal (as hereafter defined) whether or not initiated by Western, and immediately request the return of information regarding Western and the Penasquito Project previously provided to such parties; and
(i) other than the Arrangement, not directly or indirectly, including through any of the Subsidiaries or representatives, solicit, initiate, knowingly encourage, discuss or assist others in making a proposal in respect of,
(i) a merger, amalgamation, arrangement or take-over involving Western,
(ii) an acquisition of any Shares,
(iii) a sale of all or substantially all of Western’s assets,
(iv) joint venture proposals or similar transactions involving Western, the Subsidiaries or their mineral properties,
(v) the issuance of any of Western’s common shares other than as contemplated by this Letter Agreement,

(vi) the sale of any of the Subsidiaries,
(vii) the sale of any mineral properties or other assets of Western or any Subsidiary,
(viii) the adoption of any plan of liquidation or dissolution of, affecting or involving Western or any Subsidiary, or
(ix) any similar transaction affecting or involving Western or any Subsidiary, other than pursuant to the Arrangement;
(collectively referred to herein as an “Acquisition Proposal”), and not disclose, in connection with any Acquisition Proposal, any confidential information or provide any access to its or the Subsidiaries properties, books, records or data;
provided, however, that notwithstanding subsection (h), this subsection (i) and any other provisions of this Agreement, the Board of Directors of Western may consider, participate in any discussions or negotiations with, or provide information to, any person who has delivered a bona fide written Acquisition Proposal which was not solicited or encouraged after the date of this Agreement and did not otherwise result from a breach of this Section 10, if the Board of Directors of Western determines in good faith, after consultation with a financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to, a Superior Proposal (as defined below) and, after consultation with outside legal counsel, the Board of Directors of Western determines that its failure to do so would be inconsistent with its fiduciary duties under applicable laws. In addition, subsections (e), (f), (g) and (h) above and this subsection (i) will not apply and the Board of Directors of Western may accept, approve, recommend or enter into any agreement, arrangement or understanding in respect of an unsolicited Acquisition Proposal made to Western in writing (a “Superior Proposal”), which the Board of Directors of Western in its good faith reasonable judgment after consultation with its legal advisors and upon the written advice of its financial advisors, determines will, if consummated, be more favorable to the holders of the Shares than the Offer, and where the Acquisition Proposal (a) has a value that is greater than the value of the Offer, (b) is not subject to any extraordinary due diligence, financing or access condition, (c) is capable of completion without undue delay (taking into account all legal, financial, regulatory and other aspects of the proposal) and (d) does not provide for the payment of any break, termination or other fees or expenses to be paid to the other party in the event that Western’s shareholders vote against the Acquisition Proposal and Western subsequently completes a business combination transaction with Glamis. Western will provide to Glamis written notice and a copy of any Acquisition Proposal or Superior Proposal within 24 hours of its receipt of the same, and will provide Glamis written notice of its intent to recommend, accept or enter into an agreement with respect to a Superior Proposal not less than five business days before Western’s recommendation, acceptance or entry into such an agreement.
During the five business days before Western accepts or recommends an Acquisition Proposal that is a Superior Proposal, Glamis may propose an amendment to the terms of the Offer. The Board of Directors of Western must review any amended Offer in order to determine, in good faith in the exercise of its fiduciary duties after consultation with its legal advisors and upon written advice from its financial advisors, whether the amended Offer would result in the Acquisition Proposal no longer being a Superior Proposal. In that event, Western will accept the amended Offer and promptly publicly confirm its recommendation of the revised Offer. If the Board of Directors of Western continues to believe, in good faith, that the Superior Proposal remains a Superior Proposal Western may, on termination of this Agreement and payment of the fee set forth in Section 12, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of the Superior Proposal.
11. From the date of acceptance of this Offer by Western, Glamis will, and will cause its officers and directors to, act expeditiously and in good faith:
(a) in finalizing and executing the Arrangement Agreement;
(b) in finalizing an information circular for the Meeting in form satisfactory to both Western and Glamis;
(c) in seeking applicable regulatory approvals for Glamis completing its obligations under the Arrangement;
(d) in completing the Arrangement; and
(e) subject to the terms of the Confidentiality Agreement, permit Western and its advisors access to Glamis’ and Glamis Subsidiaries’ properties and to the books, records, reports, data and all other information relevant to the business, properties and affairs of Glamis and the Glamis Subsidiaries, for the purpose of confirming the accuracy of the representation and warranties of to be made by Glamis in the Arrangement Agreement.
12. Western may terminate this Agreement and the Arrangement upon recommending or accepting a Superior Proposal, in which case Western will pay to Glamis a fee equal to 3.5% of the market capitalization of Western. The termination fee is payable in cash or immediately available funds as to 50% prior to or concurrent with the termination and 50% on the earlier of (i) the date on which the Superior Proposal is completed and (ii) 120 days from the date on which the first 50% of the termination fee is paid, with the market capitalization of Western being calculated on a fully-diluted basis as of the trading day immediately preceding the date of termination.
13. If you accept the Offer contained in this Letter Agreement, you agree that we will have the Arrangement Agreement prepared for your review and that you will proceed forthwith to prepare material for the Meeting and material to support an application to the British Columbia Supreme Court in respect of the Arrangement for our review. You and your counsel will co-operate fully with us and our counsel in preparing and finalizing such material as quickly and expeditiously as possible. Each of us will pay our own counsel fees, all required regulatory fees, fees of our advisors and other service providers with respect to the Arrangement.
14. Western may accept the Offer by executing and returning to Glamis on or before 5:00 p.m. Vancouver time on February 23, 2006, an executed copy of this Letter Agreement.

15. Glamis and Western will each co-operate in preparing and publishing a joint news release concerning the Offer, and will not make not make any press release, public announcement or public statement about the Offer and other transactions contemplated herein which has not been previously approved by the other. Notwithstanding the foregoing, either party may make a press release or filing with a regulatory authority if counsel for such party advises that such press release or filing is necessary in order to comply with applicable law or the rules and policies of any securities regulatory authority or stock exchange having jurisdiction over the party, in which case such party will first make a reasonable effort to obtain the approval of the other party.
16. This Letter Agreement may be terminated by either party if the Arrangement has not been completed on or before September 30, 2006, provided that no such termination will relieve any party from liability for any breach of any provision of this Letter Agreement.
17. This Letter Agreement constitutes, together with the Confidentiality Agreement, the entire agreement between the parties and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.
18. This Letter Agreement may be signed by facsimile transmission and in counterparts, each of which will be deemed to be an original and all of which will together constitute an original.
19. This Letter Agreement will be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia, and the federal laws of Canada applicable therein.

Yours very truly, GLAMIS GOLD LTD.
Per:	“C. Kevin McArthur”
C. Kevin McArthur, President and Chief Executive Officer

Western hereby accepts the Offer by Glamis set out herein on February 23, 2006 at 6:35 p.m.

WESTERN SILVER CORP.
Per:	“Dale Corman”
F. Dale Corman, Chairman and CEO

SCHEDULE W-A
WESTERN’S CORPORATE STRUCTURE

SCHEDULE W-B
MATERIAL MINERAL PROPERTIES AND OTHER ASSETS DISPOSED OF
BY WESTERN AND THE SUBSIDIARIES
Nil.

SCHEDULE W-C
CHANGES IN BUSINESS OF WESTERN
SINCE DECEMBER 31, 2005
Nil.

SCHEDULE W-D

SCHEDULE W-E
MINERAL PROPERTIES AND ASSETS TO BE TRANSFERRED TO NEWCO
Properties:

1.	Carmacks Copper Project, Yukon Territory, Canada

2.	Almoloya Project, Chihuahua state, Mexico
Other Assets:

1.	Premises lease at Suite 2050 — 1111 West Georgia Street, Vancouver, B.C. V6E 4M3

2.	All furniture, equipment, information, materials and other assets located at Suite 2050 — 1111 West Georgia Street, Vancouver, B.C. V6E 4M3, whether owned or leased, but specifically excluding all documents, records, data and other information, whether in written or electronic form, and any other materials or assets relating to the business, properties and affairs of Western other than with respect to the Carmacks and Almoloya projects.

SCHEDULE W-F

2

SCHEDULE G-A
GLAMIS CORPORATE STRUCTURE

SCHEDULE G-B
MATERIAL MINERAL PROPERTIES AND OTHER ASSETS DISPOSED OF BY GLAMIS AND THE GLAMIS SUBSIDIARIES
Nil.

SCHEDULE G-C
CHANGES IN THE BUSINESS OF GLAMIS
SINCE DECEMBER 31, 2005
Nil.

SCHEDULE G-D
GLAMIS GOLD LTD.
5190 Neil Road, Suite 310
Reno, NV 89502
Phone (775) 827-4600           Fax (775) 827-5044
VOTING AND STANDSTILL AGREEMENT
, 2006
PRIVATE AND CONFIDENTIAL
«Name»
«Address1»
«City», «Postal_Code»
Dear Sirs:
Glamis Gold Ltd. (“Glamis”) and Western Silver Corp. (“Western”) have entered into a letter agreement (the “Letter Agreement”) under which, subject to the satisfaction of certain conditions, Glamis has offered to acquire (the “Offer”) all of the issued and outstanding shares (the “Shares”) of Western pursuant to a statutory plan of arrangement (the “Arrangement”).
This letter agreement, when accepted by you (the “Western Shareholder”) sets out the terms and conditions on which you agree, among other things, to provide voting and other support for the Arrangement. The Western Shareholder has advised Glamis that, in aggregate, the Western Shareholder beneficially owns, directly or indirectly, that number of Shares listed in Schedule A attached hereto.
For good and valuable consideration, the receipt and adequacy of which are hereby expressly acknowledged, the Western Shareholder hereby agrees with Glamis as follows:

1. Letter Agreement
1.1 The Western Shareholder acknowledges that:
(a) the completion of the Arrangement is subject to a number of conditions for the benefit of Glamis and Western, including the execution of an arrangement agreement (the “Arrangement Agreement”) and the directors and officers of Western entering into voting and standstill agreements with Glamis;

(b) it has received a copy of the Letter Agreement; and
(c) the final structure of the Arrangement may change to accommodate securities regulatory or stock exchange considerations or tax planning matters, provided that the terms of the Arrangement are not varied to reduce the consideration to be received by shareholders of Western pursuant to the Arrangement as contemplated by the Letter Agreement.
1.2 For the purposes of this letter agreement:
(a) “Acquisition Proposal” means
(i) a merger, amalgamation, arrangement or take-over involving Western,
(ii) an acquisition of any Shares,
(iii) a sale of all or substantially all of Western’s assets,
(iv) joint venture proposals or similar transactions involving Western, its subsidiaries or their mineral properties,
(v) the issuance of any of Western’s common shares other than as contemplated by the Letter Agreement,
(vi) the sale of any of Western’s subsidiaries,
(vii) the sale of any mineral properties or other assets of Western or any of its subsidiaries,
(viii) the adoption of any plan of liquidation or dissolution of, affecting or involving Western or any of its subsidiaries or
(ix) any similar transaction affecting or involving Western or any of its subsidiaries, other than pursuant to the Arrangement;
(b) “Effective Date” means the date upon which the Arrangement becomes effective; and
(c) “Superior Proposal” means an unsolicited Acquisition Proposal made to Western in writing, which the Board of Directors of Western in its good faith reasonable judgment after consultation with its legal advisors and upon the written advice of its financial advisors, determines will, if consummated, be more favorable to the holders of the Shares than the Offer, and where the Acquisition Proposal (a) has a value that is greater than the value of the Offer, (b) is not subject to any extraordinary due diligence, financing or access condition, (c) is capable of completion without undue delay (taking into account all legal, financial, regulatory and other aspects of the proposal) and (d) does not provide for the payment of any break, termination or other fees or expenses to be paid to the other party in the event that Western’s shareholders vote against the Acquisition Proposal and Western subsequently completes a business combination transaction with Glamis.

2. Support of Arrangement
2.1 The Western Shareholder hereby irrevocably agrees that it will do all such things and take all such steps as Glamis may reasonably require be done or taken to approve and support the Arrangement and complete the transactions contemplated by the Arrangement.
2.2 Without limiting the generality of Section 2.1, the Western Shareholder will do all such things and take all such steps as Glamis may reasonably require be done or taken to cause the Shares beneficially owned, directly or indirectly, by the Western Shareholder (including, without limitation any Shares acquired after the date hereof) and any Shares which the Western Shareholder controls or exercises direction over, to be voted in favour of the resolutions relating to the Arrangement to be put before the meeting(s) of the shareholders of Western required to approve the Arrangement (the “Western Shareholder Meetings”).
2.3 The Western Shareholder will deliver a written notice to Glamis confirming that it has voted or caused to be voted all of its Shares in accordance with Section 2.2 no later than 5:00 p.m. (Pacific Time) on the day that is two business days before the date of the Western Shareholder Meeting.
2.4 It is understood that this Letter Agreement has been entered into by the Western Shareholder in his or her capacity as a direct or indirect shareholder of Western. Nothing herein will be construed as preventing a Western Shareholder who is also an officer or director of Western from taking any action in his or her capacity as an officer or director of Western if he or she has received legal advice that such action is required to discharge their fiduciary duties owed to Western.
3. Non-Solicitation
3.1 The Western Shareholder agrees that it will not, directly or indirectly, solicit, initiate or knowingly encourage any inquiries, expression of interest, proposal or offer from, or negotiation with, or provide information to, or facilitate discussions with, any person relating to any Acquisition Proposal and that it will immediately notify Glamis in writing upon receipt of any expression of interest, proposal or offer from any person relating to any Acquisition Proposal which has been received by it and will forthwith disclose to Glamis all relevant details thereof.
4. Representations and Warranties
4.1 The Western Shareholder represents and warrants to Glamis that:
(a) it has full power and authority to execute and deliver this letter agreement and perform its obligations hereunder, this letter agreement has been duly and validly executed and delivered by it and constitutes a valid and binding agreement enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;
(b) none of the execution and delivery of this letter agreement by it, the performance by it of its obligations hereunder and the completion of the transactions contemplated by the Arrangement conflicts with or will conflict with, or results or will result in a breach of, or creates or will create a state of facts which after notice or lapse of time or both results or may result in a breach of, any agreement, instrument, undertaking, commitment or understanding to which it is a party or by which it is bound;
(c) it is the sole beneficial owner of and /or has control over, and only of, the Shares listed in Schedule A opposite its name and has the exclusive right to dispose thereof and any Shares listed in Schedule A will be acquired by Glamis pursuant to the Arrangement with good and marketable title, free and clear of any and all mortgages, liens, charges, pledges, encumbrances, claims, securities interests, restrictions or rights of others of any nature;
(d) it has not previously granted or agreed to grant any proxy or other right to vote the Shares beneficially owned, directly or indirectly, by it, or any of the Shares over which it exercises control or direction or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to such Shares; and there is no claim, action, law suit, arbitration, mediation or other proceeding pending or, to the best of its actual knowledge, information and belief, threatened against it, which relates to this letter agreement, the performance by it of its obligations hereunder or the completion of the transactions contemplated by the Arrangement; and
(e) the foregoing representations and warranties will be true and correct on the Effective Date as if given on that date.
4.2 Glamis represents and warrants to the Western Shareholder that:
(a) Glamis has full power and authority to execute and deliver this letter agreement and perform its obligations hereunder;
(b) this letter agreement has been duly and validly executed and delivered by Glamis and constitutes a valid and binding agreement enforceable against Glamis in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;
(c) none of the execution and delivery of this letter agreement by Glamis, the performance by Glamis of its obligations hereunder and the completion of the transactions contemplated by the Arrangement conflicts with or will conflict with, or results or will result in a breach of, or creates or will create a state of facts which after notice or lapse of time or both results or may result in a breach of, any agreement, instrument, undertaking, commitment or understanding to which Glamis is a party or by which it is bound; and
(d) the foregoing representations and warranties will be true and correct on the Effective Date.

5. Termination
5.1 The obligations of the Western Shareholders pursuant to this letter agreement will terminate on that date which is the earliest of:
(a) the date a Western Shareholders Meeting is held to consider a special resolution approving the Arrangement in the event that less than the required majority of Shares voted at such meeting will have been voted in favour of the special resolution approving the Arrangement, provided that at such time an amended plan of arrangement which was not the subject of such vote has not been delivered by Glamis;
(b) September 30, 2006, if the Arrangement is not completed by such date; and
(c) the date upon which Western terminates the Letter Agreement or Arrangement Agreement, as the case may be, due to acceptance or recommendation of a Superior Proposal and pays that portion of the termination fee owing to Glamis pursuant to the Letter Agreement.
5.2 Notwithstanding Section 5.1, no party will be relieved of liability for a breach by it of an obligation hereunder that occurred before the termination of the Letter Agreement.
6. Restrictions on Voting and Sale
6.1 Unless this letter agreement is terminated in accordance with Section 5, the Western Shareholder will not:
(a) tender to, exercise voting rights in favour of or otherwise make available the Shares beneficially owned, directly or indirectly, by it or any of the Shares over which it exercises control or direction to, any Acquisition Proposal;
(b) except as set out in Schedule B, transfer, sell, grant any security interest in or otherwise dispose of or encumber, directly or indirectly, any of the Shares beneficially owned, directly or indirectly, by it or over which it exercises control or direction, other than pursuant to the Arrangement, or grant any proxy or other right to vote any of such shares or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals in respect of any such shares, other than pursuant to this letter agreement; or
(c) otherwise support or facilitate, in its capacity as a shareholder, any Acquisition Proposal.
7. Notice
7.1 Any notice or other communication required or permitted to be given hereunder will be in writing and may be delivered personally or sent by facsimile, addressed in the case of Glamis, as follows:

Glamis Gold Ltd.
5190 Neil Road, Suite 310
Reno, Nevada, U.S.A. 89502

Attention:	Charles A. Jeannes
Executive Vice President, Administration

Fax Number:	(775) 827-6992
and in the case of the Western Shareholder as follows:
«Name»
«Address1»
«City», «Postal_Code»
or to such other address as the addressee may have specified by notice given under this Section 7.1. Any such notice that is delivered will be deemed to be delivered on the date of delivery to such address if delivered on a Business Day before 5:00 p.m. (local time) at the place of receipt (or on the next Business Day if delivered after 5:00 p.m. or on a non-Business Day). Any notice telecopied will be deemed to be delivered on the date of transmission (for which confirmed receipt is provided to the sender) if delivered on a Business Day before 5:00 p.m. (local time) at the place of receipt (or on the next Business Day if delivered after 5:00 p.m. or on a non-Business Day). For the purposes hereof, a “Business Day” means a day which is not a Saturday, Sunday or a civic or statutory holiday, as such term is defined in the British Columbia Interpretation Act, R.S.B.C. 1979, c.206, as amended from time to time.
8. Miscellaneous
8.1 This letter agreement may not be assigned by either party without the prior written consent of the other party and may not be amended or supplemented except by instrument in writing signed by all of the parties hereto.
8.2 This letter agreement will enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.
8.3 Time will be of the essence of this letter agreement.
8.4 This letter agreement may be executed in one or more counterparts each of which will constitute an original hereof and all of which together will constitute one and the same agreement.
8.5 This letter agreement may be executed by facsimile signature, and execution thereby will constitute an original hereof.
8.6 In this Agreement words importing the masculine gender include the feminine or neuter, words in the singular include the plural, words importing a corporate entity include individuals, and vice versa.

8.7 This Agreement is and will be deemed to be made in British Columbia and for all purposes will be governed exclusively by and construed and enforced in accordance with the laws prevailing in British Columbia, and the rights and remedies of the parties will be determined in accordance with those laws. Each party irrevocably and exclusively attorns to the jurisdiction of the courts of British Columbia and all courts having appellate jurisdiction thereover, and any proceeding commenced or maintained by a party in respect of this Agreement will be commenced or maintained only in such of those courts as is appropriate. The parties hereby waive, and agree not to assert, as a defence in any action for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that final judgment in any suit, action or proceeding brought in such a court will be conclusive and binding upon the parties and may be enforced in any other court to the jurisdiction of which a party is subject by a suit upon such judgment, provided that service of process is effected upon the parties in a manner permitted by law.
9. Specific Performance and Other Equitable Rights
9.1 The Western Shareholder recognizes and acknowledges that this letter agreement is an integral part of the transactions contemplated in the Arrangement and that a breach by the Western Shareholder of any covenants or other commitments contained in this letter agreement will cause Glamis to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, the Western Shareholder agrees that, in the event of a breach, its obligations will be specifically enforceable and it will not take any action to impede Glamis from seeking to enforce such right of specific performance and Glamis will be entitled as a matter of right to apply for the remedies of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.
If the foregoing is accepted and agreed to by you, please sign and return the enclosed duplicate of this letter to us.

Yours very truly, GLAMIS GOLD LTD.
By:
C. Kevin McArthur
President and Chief Executive Officer

«Name»

Name of Western Shareholder (please print)

(Authorized) Signature of Western Shareholder

SCHEDULE A

SCHEDULE B